恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

07026867

Our Ref.: HASE/TL/HIL/05181

SEC MAIL PROCESSING
RECEIVED
SEP 17 2007
WASH. D.C. 160 SECTION

4th September, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Investment Limited (Stock Code : 97)
Announcement – Date of Board Meeting

We enclose for your information a copy of the Company's announcement on 3rd September, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

dlw 9/25

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that a meeting of the Board will be held on Monday, 17 September 2007, for the purpose of, among other things, approving the publication of the annual results announcement of the Company and its subsidiaries for the year ended 30 June 2007 and considering the payment of the final dividend.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 3 September, 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END